                                                                                                                                                                                Exhibit 99.4

8th Floor, 100 University AvenueToronto, Ontario M5J 2Y1www.computershare.com000001

Mr A SampleDesignation (if any)Add1Add2add3add4add5add6Security ClassCOMMON SHARESHolder Account Number C1234567890 XXX

IntermediaryXXX FoldVoting Instruction Form (“VIF”) - Annual Meeting to be held on August 12, 2020NON-REGISTERED (BENEFICIAL) SECURITYHOLDERS1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.3. You can write the name of someone else whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account.4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.6. When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.8. Your voting instructions will be recorded on receipt of the VIF.9. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.

10. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.11. This VIF should be read in conjunction with the information circular and other proxy materials provided by Management.Fold

VIFs submitted must be received by 10:30 a.m. (eastern time), on August 10, 2020.VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Virtually Attend the MeetingTo Vote Using the TelephoneTo Vote Using the Internet

• Call the number listed BELOW from a touch tone telephone.• Go to the following web site: www.investorvote.com• Smartphone? Scan the QR code to vote now.• You can attend the meeting virtually by visiting the URL provided on the back of this VIF.1-866-734-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this VIF.Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.123456789012345CONTROL NUMBERCPUQC01.E.INT/000001/i123401MR2C

MR SAM SAMPLE C1234567890 XXX 123 Appointee(s) OR If you wish to attend or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse). Management Appointee(s) are: Mr. John Moretz, or failing him Mr. Michael Cammarata Note: If completing the appointment box above YOU MUST go to https://www.computershare.com/Neptune and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to attend the online meeting. Failing to register the person you are appointing as your proxyholder will result in in such person not being be able to attend and vote at the online meeting. As my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual Meeting of Neptune Wellness Solutions Inc. (the “Corporation’’) to be held online at https://webcast.fmav.ca/nept-agm2020/ on August 12, 2020 at 10:30 a.m. (eastern time), and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 1. Election of Directors Fold For For For Withhold Withhold Withhold 01. Mr. John M. Moretz 02. Mr. Michael Cammarata 03. Mr. Richard P. Schottenfeld 04. Dr. Ronald Denis 06. Mr. Michael de Geus 05. Mr. Joseph Buaron 07. Ms. Jane Pemberton 08. Mr. Frank Rochon For Withhold 2. Appointment of Auditor Vote FOR or WITHHOLD from voting for the appointment of Ernst & Young LLP as auditor of the Corporation for the ensuing year and authorizing the Directors to fix its remuneration. Fold Authorized Signature(s) - This section must be completed for your instructions to be executed. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated. Date Signature(s) MM / DD / YY Interim Financial Reports – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. A R 1  N E P Q  X X X X  999999999999  3 0 0 3 2 0  01MR3F